Contact

www.linkedin.com/in/patrick-devereaux-34135a1b (LinkedIn)

Top Skills

Corporate Finance
Venture Capital
Music Theory

Patrick Devereaux

CFO and Business Development Expert
Concord, New Hampshire, United States

Summary

Patrick's background in finance and accounting goes back more than a decade with diverse experience in a variety of industries. He has worked for CPA firms as a staff accountant, run his own consulting firm, and most recently has been CFO of multiple start-ups and an Advisor to companies raising funds to support the adaptation of blockchain technology. Patrick's interest in the crypto space dates back to his involvement with one of America's first bitcoin ATM's. His knowledge of tax code and other regulatory bodies has proven its value many times over, saving some companies millions of dollars in tax liabilities. Patrick educates his clients on best practices, policies, and procedures with a focus on operational longevity. His hands on approach can help effectuate a Business's vision.

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Experience

Devereaux Consulting, LLC
Consultant
October 2013 - Present (11 years 5 months)
Hennker, NH

We are a full-service tax and bookkeeping firm that caters to small business in Northern MA and Southern NH. We consult firms that use bitcoins(btc) and other digital currencies as a payment medium.

Liberty Finance
Chief Financial Officer
June 2022 - November 2024 (2 years 6 months)
Remote

Doc.com
Chief Financial Officer
July 2023 - March 2024 (9 months)

Apereum
Co-Founder

July 2018 - December 2023 (5 years 6 months)
Greater Boston Area

Apereum is a syndicate of professionals that provides an end to end solution for start up companies. Our team is comprised of people that have successfully launched other projects in the past and have a proven track record. Our incubator program will address weakness, seek angel investment, and provide services to optimize the project. Sometimes a good project just needs a little help and some outside perspective.

Apereum also offers due diligence services to increase stakeholder trust. We aim to build standards that create maximum transparency and to garner exposure for qualified projects.

PrimeStar Bitumen, Inc.
5 years 6 months

Director of Finance
May 2018 - October 2023 (5 years 6 months)

Advisor
May 2018 - June 2018 (2 months)

Gather Network
Financial Professional
August 2018 - August 2023 (5 years 1 month)

Illumnine
Chief Financial Officer
August 2019 - August 2020 (1 year 1 month)
WY

Illumnine is a marriage between Team McAfee and Apereum.

Octaneum
2 years 8 months

Senior Consultant
February 2018 - August 2020 (2 years 7 months)

Octaneum seeks to utilize Blockchain tech to reduce waste and shrinkage in the distillate supply chain by adding immutable ledgers to enhance the business activity.

Chief Financial Officer
January 2018 - March 2018 (3 months)

Lebanon

Developing blockchain tech for petro based derivatives.

Antonym.life
Advisor
June 2018 - July 2019 (1 year 2 months)

Your life on the Blockchain.

BBILLER
Advisor
June 2018 - August 2018 (3 months)

All American Moving & Trucking, LLC
Member
April 2014 - February 2016 (1 year 11 months)
Manchester, New Hampshire

Fully service logistics company that caters to residential and commercial delivery services.

Maloney & Kennedy, PLLC
Staff Accountant
December 2011 - May 2014 (2 years 6 months)

Geoff Gray Corporation
Controller/Treasurer-Acting CFO
January 2011 - September 2011 (9 months)
Salem, NH

• Preparation of consolidated financial statements

• Instillation of Internal Controls

• Preparation of accounting and risk management manuals

• Set and review budgets

• Fixed asset management

• Cash Management

• Asset Allocation & Risk Management

• Bank reconciliation

• A/P and A/R

• Payroll management(NH&MA)

• A/R Portfolio analysis

• QuickBooks reconditioning

• Correspondent to:

o State Treasury Departments

o The IRS

o The Division of Banks(MA,NJ & FL)

o Independent accounting firms

• Sales and Use tax administrator (MA and

Rimz-U-Like, Inc
Treasurer
January 2011 - July 2011 (7 months)

Rimz-U-Like was created to provide car owners with the ultimate purchasing experience by providing what "U-Like" and NOT what "We-Like"!

With hundreds of makes, models and sizes to suit your specific needs, our knowledgeable sales representatives are available to assist you in your purchase.

Need Financing? No problem. Complete the quick and easy credit application and you could have your new Rimz-U-Like for as little as $19.95 per month!

Devereaux and Ean-Dixon
Owner
February 2010 - April 2011 (1 year 3 months)

Feb 2010- Present Devereaux and Ean-Dixon Bookkeeping
Owner/Operator
• IOLTA, Trust Fund Accounting
• Partnership tax return preparation
• Individual Tax return Preparation (1040, 1040A, 1040EZ and 4868).
• Bank Reconciliation
•   Accounting Software set up
• Bank Relations
• A/R and A/P
• Payroll
• Credit card reconciliation
• Proficient in QuickBooks, Peachtree, Excel, Word, PowerPoint,
• Concord Chamber of Commerce Member
• AIPB Member
Member of NHSCPA's

Stewart's Ambulance service

Director of Account Receivable
September 2008 - February 2010 (1 year 6 months)

Sept 2008-Feb 2010 Stewart's Ambulance Service

Director of Accounts Receivables

- Accounts Receivable auditing
- Managed 2 Immediate Staff and 60 EMS Techs
- Financial hardship coordinator
- Multiple contract negotiations
- Business to business collections
- Cash and credit receipts
- Prior authorization

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Education

Southern New Hampshire University
MS, Accounting/Finance · (2011 - 2019)

Franklin Pierce University
BS, Accounting and Finance · (2009 - 2010)

New Hampshire Technical Institute
AS, Accounting · (2007 - 2009)

Concord High
High School Diploma · (1999 - 2003)

Becker